EXHIBIT 11

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common share equivalents for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
Net income	$78,468,948	$71,708,006	$69,505,569

Weighted average number of common share outstanding	79,808,669	78,804,265	78,316,112

Net income per common share - Basic	$0.98	$0.91	$0.89

	Years Ended December 31,
	2003	2002	2001
Net income	$78,468,948	$71,708,006	$69,505,569

Weighted average number of common share outstanding	79,808,669	78,804,265	78,316,112

Common share equivalents resulting from:
Dilutive stock options	581,332	742,523	647,170

Adjusted weighted average number of common and common equivalent shares outstanding	80,390,001	79,546,788	78,963,282

Net income per common share - Diluted	$0.98	$0.90	$0.88